KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

RECEIVED

2009 APR 28 A 6:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE

14 April 2009

[redacted]

09045968

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
01 April 2009	KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company")
	Proposed Acquisition of Interest in PT Sekarbumi Alamlestari ("PT SA") Resulting In PT SA Becoming A Subsidiary
03 April 2009	Quarterly Disclosure On Provision Of Financial Assistance
06 & 07 April 2009	Extension Of Time For The Proposed Issue Of Up To United States Dollars ("USD") 300 Million Nominal Value of 5-Year Unsecured Guaranteed Exchangeable Bonds By KLK Capital Resources (L) Ltd, A Wholly-Owned Subsidiary Of KLK Incorporated In The Federal Territory Of Labuan, With An-Over Allotment Option To Increase The Issue By USD 100 Million ("Proposed Exchangeable Bond Issue")
08 April 2009	Listed Companies' Crop March 2009
10 April 2009	Change Of Name Of Subsidiary
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
12 March 2009	
16 March 2009	
18 March 2009	
20 March 2009	
24 March 2009	
26 March 2009	
30 March 2009	Employees Provident Fund Board
01 April 2009	
03 April 2009	
06 April 2009	
08 April 2009	
10 April 2009	

dlw 4/28

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2009\Feburary 2009

BURSA MALAYSIA

JPMorgan

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **01/04/2009 03:35:26 PM**
Submitted by **KUALA LUMPUR KEPONG** on **01/04/2009 05:09:12 PM**
Reference No **KLK-090401-9B28A**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

RECEIVED
2009 APR 28 A 6: 39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company") PROPOSED ACQUISITION OF INTEREST IN PT SEKARBUMI ALAMLESTARI ("PT SA") RESULTING IN PT SA BECOMING A SUBSIDIARY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Further to our announcement on 21 October 2008, we wish to advise that KLK, via its wholly-owned subsidiary, KL-Kepong Plantation Holdings Sdn. Bhd., has completed the proposed acquisition of a 17% equity interest in PT Sekarbumi Alamlestari ("PT SA") from Forever Green Venture Ltd. ("the Proposed Acquisition") for a final total cash consideration of USD12,823,770, after adjusting the difference in the value of PT SA's net current assets as at 30 June 2008 and 31 March 2009.

Prior to the completion of the Proposed Acquisition, KLK had an existing 48% interest in the issued and paid-up share capital of PT SA. Following the said completion of the Proposed Acquisition, PT SA has become a subsidiary of KLK.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

JPmorgan

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **01/04/2009 03:35:57 PM**
Submitted by **KUALA LUMPUR KEPONG** on **03/04/2009 04:12:08 PM**
Reference No **KL-090401-56157**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	QUARTERLY DISCLOSURE ON PROVISION OF FINANCIAL ASSISTANCE

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Pursuant to paragraph 8.23(2) of the Bursa Malaysia Securities Berhad Listing Requirements, Kuala Lumpur Kepong Berhad wishes to announce that the Company's wholly-owned moneylending subsidiary namely, Ortona Enterprise Sdn Bhd, had no outstanding loan and neither extended any new loan to any party nor received any loan from any party during the 2nd quarter ended 31 March 2009.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2009 Bursa Malaysia Berhad. All rights reserved.

JPmorgan

BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by **MB_ECM LIBRA INVESTMENT BANK** on **06/04/2009 05:41:37 PM**

Reference No **ML-090406-62712**

Submitting Investment Bank/Advisor (if applicable)	ECM LIBRA INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	KUALA LUMPUR KEPONG BERHAD
Stock name *	KLK
Stock code *	2445
Contact person *	TAN POH LIN / AUDREY RASIAH
Designation *	ASSOCIATE DIRECTOR / ANALYST

Type *	● Announcement ○ Reply to query
Subject :*	EXTENSION OF TIME FOR THE PROPOSED ISSUE OF UP TO UNITED STATES DOLLARS ("USD") 300 MILLION NOMINAL VALUE OF 5-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS BY KLK CAPITAL RESOURCES (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF KLK INCORPORATED IN THE FEDERAL TERRITORY OF LABUAN, WITH AN OVER-ALLOTMENT OPTION TO INCREASE THE ISSUE BY USD 100 MILLION ("PROPOSED EXCHANGEABLE BONDS ISSUE")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We refer to the announcements dated 26 February 2008, 4 April 2008, 8 April 2008 and 10 October 2008 in relation to the Proposed Exchangeable Bonds Issue.

ECM Libra Investment Bank Berhad, on behalf of the Board of Directors of KLK, wishes to announce that Bank Negara Malaysia has via its letter dated 25 March 2009, approved an extension of time until 3 April 2010 for KLK Capital Resources (L) Ltd to on-lend the proceeds from the Proposed Exchangeable Bonds Issue to KLK pursuant to ECM10 of the Exchange Control Act, 1953.

This announcement is dated 6 April 2009.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by MB_ECM LIBRA INVESTMENT BANK on 07/04/2009 05:49:08 PM
Reference No ML-090407-62603

Submitting Investment Bank/Advisor (if applicable)	ECM LIBRA INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	KUALA LUMPUR KEPONG BERHAD
Stock name *	KLK
Stock code *	2445
Contact person *	EVELYN ONG / AUDREY RASIAH
Designation *	SENIOR ASSOCIATE / ANALYST

Type *	● Announcement ○ Reply to query
Subject :*	EXTENSION OF TIME FOR THE PROPOSED ISSUE OF UP TO UNITED STATES DOLLARS ("USD") 300 MILLION NOMINAL VALUE OF 5-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS BY KLK CAPITAL RESOURCES (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF KLK INCORPORATED IN THE FEDERAL TERRITORY OF LABUAN, WITH AN OVER-ALLOTMENT OPTION TO INCREASE THE ISSUE BY USD 100 MILLION ("PROPOSED EXCHANGEABLE BONDS ISSUE")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

We refer to the announcements dated 26 February 2008, 4 April 2008, 8 April 2008, 10 October 2008 and 6 April 2009 in relation to the Proposed Exchangeable Bonds Issue.

ECM Libra Investment Bank Berhad, on behalf of the Board of Directors of KLK, wishes to announce that the Securities Commission has via its letter dated 6 April 2009, approved an extension of time until 2 April 2010 for the implementation of the Proposed Exchangeable Bonds Issue in respect of the issuance of new ordinary shares by KLK and the listing of and quotation for the new KLK ordinary shares during the tenure of the Exchangeable Bonds.

This announcement is dated 7 April 2009.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

BURSA MALAYSIA

JP [handwritten initials]

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **08/04/2009 04:12:51 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/04/2009 10:12:10 AM**
Reference No **KLK-090408-D1F3D**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop March 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of March 2009 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2008		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	246,667	252,346	230,457
Crude Palm Oil (mt)	50,705	53,259	48,752
Palm Kernel (mt)	11,718	12,213	11,244
Rubber (kg)	1,793,676	2,028,626	2,106,592

	2009								
	Jan	Feb	**Mar**	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	229,638	190,858	**210,215**						
Crude Palm Oil (mt)	48,704	40,809	**44,232**						

Palm Kernel (mt)	11,297	9,738	**10,262**							
Rubber (kg)	1,929,667	1,659,898	**818,125**							

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2009 Bursa Malaysia Berhad. All rights reserved.

JPmorgan

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/04/2009 04:55:56 PM**
Submitted by **KUALA LUMPUR KEPONG** on **10/04/2009 05:00:20 PM**
Reference No **KLK-090410-110F5**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	CHANGE OF NAME OF SUBSIDIARY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that Zoop Sdn Bhd, a wholly-owned subsidiary of KLK, has changed its name to "KLK Bioenergy Sdn Bhd" with effect from 9 April 2009.

Official notification of the change was received from the Companies Commission of Malaysia on 10 April 2009.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

3

© 2009 Bursa Malaysia Berhad. All rights reserved.

J P Morgan

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/03/2009 11:27:34 AM**
Submitted by **KUALA LUMPUR KEPONG** on **12/03/2009 04:52:23 PM**
Reference No **KLK-090312-300FE**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*04/03/2009	*522,400	
Disposed	04/03/2009	500,000	
Disposed	05/03/2009	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity managed by Portfolio Manager and Sales of equity.
Nature of interest *	Direct
Direct (units)	180,169,850
Direct (%)	16.92
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	180,169,850
Date of notice *	05/03/2009
Remarks	fsc

© 2009 Bursa Malaysia Berhad. All rights reserved.

JPmorgan

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/03/2009 02:39:02 PM**
Submitted by **KUALA LUMPUR KEPONG** on **16/03/2009 03:42:28 PM**
Reference No **KLK-090316-4886E**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*06/03/2009	*138,400	
Disposed	10/03/2009	730,400	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity.
Nature of interest *	Direct
Direct (units)	179,577,850
Direct (%)	16.86
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	179,577,850

Date of notice *	10/03/2009
Remarks	fsc

© 2009 Bursa Malaysia Berhad. All rights reserved.

J P Moreyra

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/03/2009 12:00:39 PM**
Submitted by **KUALA LUMPUR KEPONG** on **18/03/2009 02:24:26 PM**
Reference No **KLK-090318-6086C**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*11/03/2009	*48,700	
Disposed	12/03/2009	453,000	

Circumstances by reason of which change has occurred *	Sales of equity.
Nature of interest *	Direct
Direct (units)	179,076,150
Direct (%)	16.82
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	179,076,150

Date of notice *	12/03/2009
Remarks	fsc

© 2009 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

Jr hp gen

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/03/2009 12:31:29 PM**
Submitted by **KUALA LUMPUR KEPONG** on **20/03/2009 02:36:35 PM**
Reference No **KLK-090320-8DB1E**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*12/03/2009	*143,900	
Disposed	13/03/2009	559,300	
Disposed	16/03/2009	240,300	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager and Sales of equity.
Nature of interest *	Direct
Direct (units)	178,420,450
Direct (%)	16.75
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	178,420,450
Date of notice *	16/03/2009
Remarks	fsc

© 2009 Bursa Malaysia Berhad. All rights reserved.

JPMorgan

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/03/2009 04:25:06 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/03/2009 04:43:38 PM**
Reference No **KLK-090324-E3E4E**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*17/03/2009	*6,000	
Disposed	17/03/2009	653,700	
Acquired	18/03/2009	59,700	
Disposed	18/03/2009	918,000	
Acquired	18/03/2009	170,700	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	177,085,150
Direct (%)	16.63
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	177,085,150
Date of notice *	18/03/2009
Remarks	fsc

© 2009 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

JP morgan

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **26/03/2009 11:12:03 AM**
Submitted by **KUALA LUMPUR KEPONG** on **26/03/2009 12:57:02 PM**
Reference No **KLK-090326-19572**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*17/03/2009	*66,800	
Acquired	19/03/2009	325,400	
Disposed	19/03/2009	231,700	
Acquired	20/03/2009	630,300	
Disposed	20/03/2009	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	176,875,950
Direct (%)	16.61
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,875,950
Date of notice *	20/03/2009
Remarks	fsc

© 2009 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/03/2009 12:48:43 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/03/2009 04:06:15 PM**
Reference No **KLK-090328-A6F0C**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*23/03/2009	*45,000	
Disposed	23/03/2009	1,209,600	
Acquired	23/03/2009	300,400	
Acquired	24/03/2009	680,500	
Disposed	24/03/2009	350,700	
Acquired	24/03/2009	110,200	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	176,451,750
Direct (%)	16.57
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	176,451,750
Date of notice *	24/03/2009
Remarks	fsc

© 2009 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

JPMorgan

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **01/04/2009 12:47:52 PM**
Submitted by **KUALA LUMPUR KEPONG** on **01/04/2009 03:07:42 PM**
Reference No **KLK-090401-A5AFB**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*10/02/2009	*100,000	
Acquired	25/03/2009	1,129,800	
Disposed	25/03/2009	710,000	
Acquired	26/03/2009	952,000	
Disposed	26/03/2009	999,200	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	176,724,350
Direct (%)	16.59
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,724,350
Date of notice *	26/03/2009
Remarks	fsc

© 2009 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/04/2009 02:29:04 PM**
Submitted by **KUALA LUMPUR KEPONG** on **03/04/2009 02:59:17 PM**
Reference No **KLK-090403-39F0D**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*27/03/2009	*3,200	
Disposed	30/03/2009	177,000	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	176,544,150
Direct (%)	16.58
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	176,544,150

Date of notice *	30/03/2009
Remarks	fsc

© 2009 Bursa Malaysia Berhad. All rights reserved.

JPmorgan

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/04/2009 03:09:08 PM**
Submitted by **KUALA LUMPUR KEPONG** on **06/04/2009 04:13:30 PM**
Reference No **KLK-090406-749FE**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*31/03/2009	*1,500,200	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	178,044,350
Direct (%)	16.72
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	178,044,350
Date of notice *	31/03/2009

BURSA MALAYSIA

JPmorgan

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/04/2009 03:14:07 PM**
Submitted by **KUALA LUMPUR KEPONG** on **08/04/2009 04:35:31 PM**
Reference No **KLK-090408-7BED3**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*01/04/2009	*150,000	
Acquired	02/04/2009	467,100	
Disposed	02/04/2009	586,800	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	178,074,650
Direct (%)	16.72
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	178,074,650
Date of notice *	02/04/2009
Remarks	fsc

© 2009 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

J Punnyaragam

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/04/2009 02:26:01 PM**
Submitted by **KUALA LUMPUR KEPONG** on **10/04/2009 03:49:20 PM**
Reference No **KLK-090410-3578C**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*03/04/2009	*172,200	
Disposed	03/04/2009	389,800	
Acquired	03/04/2009	500,000	
Disposed	06/04/2009	525,000	
Acquired	06/04/2009	391,300	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	178,223,350
Direct (%)	16.74
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	178,223,350
Date of notice *	06/04/2009
Remarks	fsc

© 2009 Bursa Malaysia Berhad. All rights reserved.